October 16, 2009

VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C. 20549
Mail Stop 4720
Attn: Jeffrey Riedler

Re:	Genta Incorporated
Registration Statement on Form S-1
Filed September 24, 2009
File No.  333-162117

Dear Mr. Riedler:

This letter is submitted on behalf of Genta Incorporated (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “Registration Statement”), as set forth in your letter dated October 5, 2009 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  The Company’s responses set forth below will be incorporated in Amendment No. 1 (the “Amendment”) to the Registration Statement, if necessary, and the Company will provide the Commission with a marked copy of the Amendment against the Registration Statement, reflecting the changes proposed herein at the time such Amendment is filed with the Commission.

Form S-1

General

Comment:

1.
We note that you are registering the sale of 121,562,501 shares underlying convertible notes and warrants.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holder, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Please revise your registration statement to set a price and to identify the selling shareholders as underwriters.

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:

Thank you for your comment.  In order to comply with the Commission’s primary offering test for Rule 415, the Company will amend the Registration Statement in the form of the Amendment to reduce the number of shares of common stock to be registered from 160,552,501 shares of common stock to 54,713,330 shares of common stock.  As of October 12, 2009, the total number of shares of common stock outstanding held by non-affiliates is equal to 164,139,990 shares of common stock.  As a result, shares being registered for resale by the selling stockholders pursuant to the Amendment equals approximately one-third of the Company’s shares of common stock outstanding held by non-affiliates as of such date.  Please note that pursuant to the registration rights agreement, dated July 7, 2009, between the Company and the selling stockholders, the Company has the right to reduce the number of securities required to be registered pursuant to that agreement to comply with the Commission’s primary offering test for Rule 415.  The following responses assume that all of the securities issued in the first closing of the July 2009 financing as well as 19,460,830 shares of common stock issued in the second closing of the July 2009 financing are being registered for resale pursuant to the Amendment.  However, the selling stockholders may be able to elect which securities received in the July 2009 financing and the September 2009 financing they would like registered, subject to further agreement between the Company and the selling stockholders.  Regardless of which overlying securities are registered, the Amendment will not register more than 54,713,330 shares of common stock for resale by the selling stockholders.  Therefore, we believe that as revised, the Registration Statement will continue to be a resale registration statement for the selling stockholders as a secondary offering pursuant to Rule 415.  The following responses set forth in this response letter use the revised number of shares registered and reflect the 1-for-50 reverse stock split effected on June 26, 2009.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Dollar Value of Underlying Securities

Comment:

2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying all convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

Response:

Thank you for your comment.  Please see the Company’s response below.  After considering our response to Comment 1 above, please advise whether the Commission believes the following information is material to investors and should be incorporated into the Registration Statement.

The following table presents the total dollar value of the securities underlying the July 2009 Notes and July 2009 Warrants, which are registered for resale on this registration statement.

Date of Sale	Type of Security	Shares of Common Stock Underlying Security	Closing Price of Common Stock on Date of Sale	Total Dollar Value of Common Stock Underlying Security on the Date of Sale

July 7, 2009	July 2009 Notes	21,010,000	$0.39	$8,193,900.00

July 7, 2009	July 2009 Warrants	5,252,500	$0.39	$2,047,695.00

Total				$10,241,595.00

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Payments to the Investor and Affiliates

Comment:

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the convertible notes and warrants.

Response:

Thank you for your comment.  Please see the Company’s response below.  After considering our response to Comment 1 above, please advise whether the Commission believes the following information is material to investors and should be incorporated into the Registration Statement.

The gross proceeds to the Company from the sale of the July 2009 Notes and July 2009 Warrants was $3,000,000.  The following table summarizes the maximum potential payments we may be required to make to the selling stockholders, as well as the potential payments we may be required to make to the selling stockholders from the date of sale up to and including July 7, 2010.  For purposes of this table, we have assumed that the selling stockholders exercise all of the July 2009 Warrants on a cashless basis.  Unless otherwise stated, the table reflects all of the payments of fees, interest and premiums due during the term of the July 2009 Notes and July 2009 Warrants.

Total Gross Proceeds Payable to Company (1)	Total Maximum Payments by Company until July 7, 2010 (2)	Total Maximum Payments by Company (3)	Net Proceeds to Company (4)

$3,000,000.00	$483,180.00	$651,260.00	$2,348,740.00

(1)           Total gross proceeds payable to us.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the additional gross proceeds payable to us will be $5,252,500.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

(2)           Total maximum payments that have been paid and may be payable to the selling stockholders or their affiliates in connection with the July 2009 financing up to and including July 7, 2010, including interest of approximately $168,080, maximum liquidated damages of $210,100 pursuant to the terms of the registration rights agreement with the selling stockholders and placement agent fees of approximately $105,000 (which is the cash payment made to Rodman & Renshaw, LLC as placement agent, and excludes a July 2009 Warrant to purchase 1,800,000 shares of common stock issued to Rodman & Renshaw, LLC as placement agent).  This total does not include the potential payment by the Company of liquidated damages under the July 2009 Notes and July 2009 Warrants for failure to promptly deliver shares of common stock upon conversion/exercise, as such payments are subject to multiple conditions and variables making the calculation of such payments impossible at this time.

(3)           In addition to the payments set forth in footnote (2) above, the Company would be required to make additional interest payments of approximately $168,080 between July 7, 2010 and maturity.  This total does not include the potential payment by the Company of liquidated damages under the July 2009 Notes and July 2009 Warrants for failure to promptly deliver shares of common stock upon conversion/exercise, as such payments are subject to multiple conditions and variables making the calculation of such payments impossible at this time.

(4)           Total net proceeds to us calculated by subtracting column #3 from column #1.  Please note that this amount is the minimum total net proceeds to the Company in connection with the sale of the July 2009 Notes and July 2009 Warrants; the actual net proceeds to the Company will depend upon the actual conversion/exercise of the overlying securities as well as the amount of any liquidated damages payable by the Company to the selling stockholders.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the total net proceeds payable to us will be $7,599,240.  The expenses set forth in column #3 above will not change in the event of the cash exercise of the July 2009 Warrants.

Potential Profits on Conversion

Comment:

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes and warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes and warrants on the date of the sale of the convertible notes and warrants;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes and warrants, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the purchase and sale agreement; and

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and warrants and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes and warrants (assuming no interest payments and complete conversion of the convertible notes and warrants);

•
the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the market price per share on the date of the sale of the convertible notes and warrants and the total possible shares underlying the convertible notes and warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes and warrants calculated by using the conversion price on the date of the sale of the convertible notes and warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes and warrants, calculated by subtracting the total conversion price on the date of the sale of the convertible notes and warrants from the combined market price of the total number of shares underlying convertible notes and warrants on that date.

If there are provisions in the securities purchase agreements that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

Thank you for your comment.  Please see the Company’s response below.  After considering our response to Comment 1 above, please advise whether the Commission believes the following information is material to investors and should be incorporated into the Registration Statement.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

The following table summarizes the potential profit the selling stockholders could realize, in the aggregate, upon the sale of all of the shares underlying the July 2009 Notes and July 2009 Warrants.

Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale (2)	Market Price of Total Number of Shares Underlying Security on Date of Sale (3)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion/Exercise Discount for the Security (5)

July 2009 Notes	21,010,000	$0.39	$8,193,900.00	$2,101,000.00(4)	$6,092,900.00

July 2009 Warrants	5,250,500	$0.39	$2,047,695.00	$5,250,000.00(6)	$0

Total					$6,092,900.00

(1)           Assumes no interest payments on the July 2009 Notes and complete conversion/exercise of the July 2009 Notes and July 2009 Warrants.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the July 2009 Notes and July 2009 Warrants.

(2)           Both the July 2009 Notes and the July 2009 Warrants were sold to the selling stockholders on July 7, 2009.

(3)           Calculated by multiplying column #2 and column #3.

(4)           Calculated by multiplying column #2 by the conversion price of $0.01 per share.

(5)           Calculated by subtracting column #5 from column #3, to the extent the result is in excess of $0. Please note that actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

(6)           Calculated by multiplying column #2 by the exercise price of $1.00 per share.

Subject to the terms of the July 2009 Notes, we will adjust the conversion rate for:

•	stock splits or combinations of the outstanding shares of our common stock;

•	dividends or distributions on our common stock payable in shares of our common stock to all or substantially all holders of our common stock;

•	dividends or distributions on our common stock payable in other than shares of our common stock to all or substantially all holders of our common stock;

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

•
reclassifications, exchanges or substitutions to our common stock whereby our common stock is changed to the same or different number of shares or other securities of any class or classes of stock or other property, other than by way of a stock split, combination of shares or stock dividends or a reorganization, merger, consolidation, or sale of assets;

•
distributions to all or substantially all holders of our common stock of certain rights or warrants to purchase or subscribe for shares of our common stock, or securities convertible into or exchangeable or exercisable for shares of our common stock, at a price per share that is less than the applicable conversion price then in effect, or if after any such issuance, the price per share is amended or adjusted and such price as amended or adjusted is less than the applicable conversion price;

•	in the event of a reorganization, merger, consolidation or sale of assets; and

•	issuances or sales by us of additional shares of common stock at a price per share less than the conversion price then in effect or without consideration.

Subject to the provisions of the July 2009 Notes, if we:

•
distribute shares of common stock in accordance with the second bullet point above, then we will generally decrease the conversion price then in effect immediately prior to such event by multiplying the applicable conversion price then in effect by a fraction the numerator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date and the denominator of which shall be the total number of shares of common stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of common stock issuable in payment of such dividend or distribution.

•
make distributions or issue dividends in other than shares of common stock in accordance with the third bullet point above, then, we will make an appropriate revision to the applicable conversion price and provision will be made so that upon conversion of the July 2009 Notes, the holders will receive (in addition to the number of shares of common stock they are entitled to upon conversion) the number of securities or other property that they would have received had the July 2009 Notes been converted into common stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities and any distributions or assets, applying all adjustments called for during such period pursuant to the terms of the July 2009 Note with respect to the rights of the holders of the July 2009 Notes; however, if a record date has been fixed and the dividend is not fully paid or such distribution is not fully made on the date fixed for such payment or distribution, then the conversion price will be adjusted as provided in this bullet point as of the time of actual payment of such dividends or distributions.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

•
make distributions in accordance with the fifth or seventh bullet point above, the applicable conversion price upon each such issuance or distribution shall be reduced to a price equal to the consideration per share paid for such additional shares of common stock; however, the amount of consideration received for such additional shares of common stock shall not include the value of any additional securities or other rights received in connection with such issuance or distribution of additional shares of common stock.

The July 2009 Warrants are subject to customary pro rata anti-dilution provisions for stock splits or recapitalizations. The exercise price and the number of shares of common stock are subject to adjustment in the event of stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property or we consummate a sale of substantially all of our assets, then following that event, the holders of outstanding July 2009 Warrants may be entitled to receive upon exercise of the July 2009 Warrants securities which the holders would have received if they had exercised their July 2009 Warrants prior to such reorganization event or the repurchase of the July 2009 Warrant by the Company for cash.

Total Potential Profit from Other Securities

Comment:

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Thank you for your comment.  Please see the Company’s response below.  However, please note that the Company believes the requested information is misleading as it discusses potential profits in connection with information as of the date of sale.  For example, most of the June 2008 Notes have already been converted and sold at a price much lower than the market price of the common stock on the date of sale of June 2008 Notes, and only $2,186,330.25 out of the $9,300,000 of June 2008 Notes purchased by the selling stockholders are currently outstanding.  After considering our response to Comment 1 above, please advise whether the Commission believes the following information is material to investors and should be incorporated into the Registration Statement.

The following table summarizes the total potential profit the selling stockholders could realize, in the aggregate, as a result of any conversion/exercise discounts for shares of common stock underlying convertible securities, other than the July 2009 Notes and July 2009 Warrants registered for resale on this registration statement, held by the selling stockholders.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Security	Shares of Common Stock Underlying Security (1)	Closing Price of Common Stock on Date of Sale	Market Price of Total Number of Shares Underlying Security on Date of Sale(2)	Conversion/Exercise Price of Total Number of Shares Underlying Security	Total Potential Profit the Selling Stockholders Could Realize As a Result of the Conversion/Exercise Discount for the Security (3)

June 2008 Notes	93,000,000	$10.00(4)	$930,000,000.00	$9,300,000.00(5) (6)	$920,700,000.00

June 2008 Warrants	800,000	$10.00(4)	$8,000,000.00	$800,000.00(7)	$7,200,000.00

April 2009 Notes	196,012,949(8)	$1.16(9)	$227,375,020.84	$19,601,294.90(5)	$207,773,725.94

April 2009 Warrants	31,528,500(10)	$1.16(9)	$36,573,060.00	$15,764,250.00(11)	$20,808,810.00

July 2009 Notes	49,000,000	$0.40(12)	$19,600,000.00	$4,900,000.00(5)	$14,700,000.00

July 2009 Warrants	12,250,000	$0.40(12)	$4,900,000.00	$12,250,000.00(7)	$0

September 2009 Notes	20,999,991	$0.40(12)	$8,399,996.40	$2,099,999.10(5)	$6,299,997.00

September 2009 Warrants	7,050,000	$0.40(12)	$2,820,000.00	$7,050,000.00(7)	$0

Total					$1,177,482,533.24

(1)           Assumes the full conversion/exercise of the convertible notes and warrants set forth in this table. This total does not reflect the beneficial ownership limitations pursuant to the terms of the overlying securities.

(2)           Calculated by multiplying column #2 by column #3.

(3)           Calculated by subtracting column #5 from column #4, to the extent the result is in excess of $0. Please note that actual profits to the selling stockholders will vary because some of the overlying securities represented in this table have already been sold, and actual profits to the selling stockholders for all securities currently held will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

(4)           Represents the closing price of the Company’s common stock on June 9, 2008.

(5)           Calculated by multiplying column #2 by the conversion price of $0.10 per share.

(6)           The conversion price upon issuance of the June 2008 Notes was originally $0.50 per share but was subsequently adjusted to $0.10 per share as per the terms of the June 2008 Notes.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

(7)           Calculated by multiplying column #2 by the exercise price of $1.00 per share.

(8)           Includes the options/rights to purchase additional April 2009 Notes convertible into 142,253,265 shares of common stock pursuant to the securities purchase agreement and the amendment agreement, both dated April 2, 2009.

(9)           Represents the closing price of the Company’s common stock on April 2, 2009.

(10)         Includes additional April 2009 Warrants that may be issued in connection with the options/rights described in footnote (8).

(11)         Calculated by multiplying column #2 by the exercise price of $0.50 per share.

(12)         Represents the closing price of the Company’s common stock on September 4, 2009.

Comparison of Issuer Proceeds to Potential Investor Profit

Comment:

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the private placements;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment three;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments three and four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment three and the total possible discount to the market price of the shares underlying the convertible notes and warrants as disclosed in response to comment four divided by the net proceeds to the issuer from the sale of the convertible notes and warrants, as well as the amount of that resulting percentage averaged over the term of the convertible notes and warrants.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Response:

Thank you for your comment.  Please see the Company’s response below.  However, please note that the Company believes the requested information is misleading as it compares total potential profits from several financing transactions to the proceeds to the Company from only one particular financing transaction.  After considering our response to Comment 1 above, please advise whether the Commission believes the following information is material to investors and should be incorporated into the Registration Statement.

The following table provides a comparison of the net proceeds received by the Company in connection with the first closing of the July 2009 financing, which occurred on July 7, 2009, to the potential profit that may be realized by the selling stockholders upon the sale of all convertible securities held by such selling stockholders.

Total Gross Proceeds Payable to Company (1)	Total Maximum Payments by Company (2)	Net Proceeds to Company (3)
Combined Total Potential Profit to be
Realized by the Selling Stockholders as
Upon the Sale of the July 2009 Notes,
July 2009 Warrants and Any Other
Convertible Securities Held by the
Selling Stockholders (4)

$ 3,000,000.00	$651,260.00	$2,348,740.00	$1,183,575,433.24

(1)           Total gross proceeds payable to us.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the additional gross proceeds payable to us will be $5,252,500.

(2)           Total maximum payments that have been paid and may be payable to the selling stockholders in connection with the July 2009 financing, including interest of approximately $336,160, maximum liquidated damages of $210,100 pursuant to the terms of the registration rights agreement with the selling stockholders and placement agent fees of approximately $105,000 (which is the cash payment made to Rodman & Renshaw, LLC as placement agent, and excludes a July 2009 Warrant to purchase 1,800,000 shares of common stock issued to Rodman & Renshaw, LLC as placement agent).  This total does not include the potential payment by the Company of liquidated damages under the July 2009 Notes and July 2009 Warrants for failure to promptly deliver shares of common stock upon conversion/exercise, as such payments are subject to multiple conditions and variables making the calculation of such payments impossible at this time.

(3)           Total net proceeds to us calculated by subtracting column #2 from column #1.  If the selling stockholders exercise the July 2009 Warrants on a cash basis, then the total net proceeds payable to us will be $7,599,240.  The expenses set forth in column #3 above will not change in the event of the cash exercise of the July 2009 Warrants.

(4)           Calculated by adding the potential profits to be realized by the selling stockholders upon the sale of the July 2009 Notes and July 2009 Warrants registered for resale on this registration statement to the potential profits to be realized by the selling stockholders upon the sale of all other convertible securities held by such selling stockholders, including the June 2008 Notes, June 2008 Warrants, April 2009 Notes, April 2009 Warrants, additional July 2009 Notes, additional July 2009 Warrants, September 2009 Notes and September 2009 Warrants, the sale of all such overlying securities resulted in gross proceeds to the Company of approximately $39,000,000, in the aggregate.  Please note that actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders, especially since the overlying securities were not registered at the time of sale, and therefore, were restricted securities.  For example, using the closing price of our common stock on October 9, 2009, of $0.83 per share, the combined potential profit to be realized by the selling stockholders upon the sale of the July 2009 Notes, July 2009 Warrants and any other convertible securities held by the selling stockholders would be $287,821,151.20.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Based on the information provided in the foregoing table, the total amount of possible payments by the Company in connection with the sale of the July 2009 Notes and July 2009 Warrants and the total potential profit to be realized by the selling stockholders upon the sale of the July 2009 Notes and July 2009 Warrants is equal to approximately 88.8% of the net proceeds to the Company in connection with the sale of the July 2009 Notes and July 2009 Warrants (assuming exercise on a cash basis), or approximately 44.4% each year averaged over the two-year term of the July 2009 Notes and July 2009 Warrants.

Please note that the foregoing table compares the net proceeds from the Company from the sale of the July 2009 Notes and July 2009 Warrants to the total potential profit that may be realized by the selling stockholders upon the sale of all convertible securities held by such selling stockholders.  The Company has net proceeds of $2,348,740 (assuming the cashless exercise of all of the July 2009 Warrants) or $7,599,240 (assuming the exercise of the July 2009 Warrants on a cash basis) in connection with the sale of the July 2009 Notes and July 2009 Warrants compared to a total potential profit by the selling stockholder upon the sale of the July 2009 Notes and July 2009 Warrants of $6,092,900.00 (comparing the closing price of our common stock on the date the overlying securities were sold to the selling stockholders to the conversion/exercise price of the overlying securities).  Actual profits to the selling stockholders will depend upon the market price of our common stock at the time of sale by the selling stockholders, which could be more or less than the closing price on the date the overlying securities were sold to the selling stockholders.

Prior Transactions between the Issuer and the Selling Shareholders

Comment:

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

Thank you for your comment.  Please see the Company’s response below.  After considering our response to Comment 1 above, please advise whether the Commission believes the following information is material to investors and should be incorporated into the Registration Statement.

The following table summarizes all prior securities transactions between the Company and the selling stockholders.

Date of the Transaction	Total Number of Shares Outstanding Prior to the Transaction	Total Number of Shares held by Non- Affiliates (1) of the Company Prior to the Transaction	Total Number of Shares Issued or Issuable to the Selling Stockholders in the Transaction	Shares as a Percentage of Non- Affiliates (1)	Market Price Per Share Immediately Prior to the Transaction	Current Market Price Per Share (2)
June 9, 2008	734,811	732,262	93,800,000(3)	0.78%	$10.00	$0.83
April 2, 2009	20,282,825	20,268,780	74,375,000(4)	27.25%	$1.15	$0.83

(1)           This calculation excludes any shares held by the selling stockholders in the denominator.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

(2)           Market price per share of our common stock on October 9, 2009.

(3)           Consists of June 2008 Notes convertible into 93,000,000 shares of common stock and a June 2008 Warrant issued to Rodman & Renshaw, LLC in connection with its services as placement agent to purchase 800,000 shares of common stock that are exercisable until December 10, 2013.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the June 2008 Notes and June 2008 Warrants.  Please note that not all of the selling stockholders participated in the June 2008 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction.

(4)           Consists of April 2009 Notes convertible into 59,500,000 shares of common stock and April 2009 Warrants to purchase 14,875,000 shares of common stock that are exercisable for a three-year period commencing upon the six month anniversary of the issuance date.  This total does not reflect the beneficial ownership limitations pursuant to the terms of the April 2009 Notes and April 2009 Warrants.  Please note that not all of the selling stockholders participated in the April 2009 financing, but the number of shares presented has been limited to the participation of selling stockholders in that transaction.

Comparison of Registered Shares to Outstanding Shares

Comment:

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior July 2009 and September 2009 financing transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Response:

Thank you for your comment.  Please see the Company’s response below.  After considering our response to Comment 1 above, please advise whether the Commission believes the following information is material to investors and should be incorporated into the Registration Statement.  As we are amending the Registration Statement to include only the securities issued in the July 2009 financing, we have not presented information regarding the September 2009 financing in the table below.

The following table illustrates the number of shares of the Company’s common stock registered for resale by the selling stockholders in this registration statement and in prior registration statements.

Total Number of Shares Outstanding Prior to the July 2009 Financing held by Non- Affiliates	Number of Shares Registered for Resale by the Selling Stockholders in Prior Registration Statements	Number of Shares Registered for Resale by the Selling Stockholders that Continue to be Held by the Selling Stockholder	Number of Shares that have been Sold in Registered Resale Transactions by the Selling Stockholders	Number of Shares Registered for Resale in this Registration Statement
94,568,797	0	0	0	54,713,330

Intention and Ability to Make All Note Payments and the Presence or Absence of Short Selling by the Shareholder

Comment:

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the July 2009 and September 2009 financing transactions and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

Thank you for your comment.  At the time of entering into the July 2009 financing, it was the Company’s intention, based on a reasonable belief, that the Company would have the financial ability to make all payments on the overlying securities.  As noted in the Registration Statement, the company has indicated its knowledge of the risks associated with repayment of the convertible notes and the consequences in an event of default under the convertible notes.  Some of the July 2009 Notes have already been converted by the selling stockholders, and therefore, the Company is not required to repay all of the July 2009 Notes issued to the selling stockholders.

Pursuant to Section 2.2(e) of the securities purchase agreement, dated July 7, 2009, the selling stockholders agreed that, beginning on the date of such agreement until the transaction was publicly announced, such selling stockholder would not enter into any short sales.  The Company is not otherwise aware whether the selling stockholders have an existing short position in the Company’s common stock.

Relationships Between the Issuer and the Selling Shareholders

Comment:

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of convertible notes and warrants.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

Thank you for your comment.  The Company is of the view that such description of the relationships and arrangements between and among the parties provided in the descriptions of the June 2008, April 2009, July 2009 and September 2009 financings is presented in the prospectus contained in this Registration Statement and that all agreements between and/or among those parties in connection with those financings were filed as exhibits to this Registration Statement.

The Method by which the Number of Registered Shares was Determined

Comment:

11.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Response:

Thank you for your comment.  Please see our response to Comment 1.  The “Selling Stockholder” section of the prospectus will be revised in the Amendment to correspond to the information provided in our response to Comment 1.

Identification of Natural Persons Exercising Voting or Dispositive Powers Over Shares Offered

Comment:

12.
With respect to the shares to be offered for resale by MVA Investors LLC, III, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
October 16, 2009

Response:

Thank you for your comment.  The Company proposes to include the following information in the footnote disclosure regarding MVA Investors LLC, II in the “Selling Stockholder” section of the prospectus.

The purchase, disposition and voting of all shares held by MVA Investors LLC, II is controlled by a majority vote of an Investment Committee comprised of Shehan Dissanayake, Neil Reisman, Aaron Davis and Christopher Fuglesang.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing are responsive to the Staff’s Comment Letter.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (609) 919-6633.

Sincerely,

/s/ Emilio Ragosa
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP

cc: Raymond P. Warrell, Jr., M.D., Chief Executive Officer of Genta Incorporated